Exhibit 99.2

Vasogen Inc.
Management’s Discussion and Analysis

February 29, 2008

The following discussion and analysis should be read in conjunction with our unaudited interim consolidated financial statements and the accompanying notes. The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada, which, except as described in note 14, conform in all material respects with GAAP in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual financial references are to our fiscal years, which end on November 30. In this report, “the Company”, “we”, “us”, and “our” refer to Vasogen Inc. and its consolidated subsidiaries. This document is current in all material respects as of April 3, 2008.

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements may include, without limitation, summary statements relating to results of the ACCLAIM trial in patients with chronic heart failure, plans to advance the development of Celacade™1 System (“Celacade”) and VP025, statements concerning our discussions with health regulatory authorities, plans for health regulatory submissions, strategy, future operations, future financial position, future revenues, projected costs, partnering activities, liquidity, listing, prospects, plans and objectives of management.   In some cases, you can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimated”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements, including assumptions about the nature, size, and accessibility of the market for Celacade in the treatment of chronic heart failure, particularly in Europe, the regulatory approval process leading to commercialization, the availability of capital on acceptable terms to pursue the development of Celacade, and the likelihood and feasibility of additional clinical trials.  You should not place undue reliance on our forward-looking statements which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the outcome of further ongoing analysis of the ACCLAIM trial results, the requirement or election to conduct additional clinical trials and the size and design of any such trials, delays or setbacks in the regulatory approval process, difficulties in the maintenance of existing regulatory approvals, securing and maintaining corporate alliances, the need for additional capital and the effect of capital market conditions and other factors on capital availability, the potential dilutive effects of any financing, risks associated with the outcomes of our preclinical and clinical research and development programs, the adequacy, timing, and results of our clinical trials, competition, market acceptance of our products, the availability of government and insurance reimbursements for our products, the strength of intellectual property, reliance on partners, subcontractors, and key personnel, losses due to fluctuations in the U.S.-Canadian exchange rate, and other risks detailed from time to time in our public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. Additional risks and uncertainties relating to our Company and our business can be found in the “Risk Factors” section of our Annual Information Form and Form 20-F for the year ended November 30, 2007, as well as in our later public filings.  The forward-looking statements are made as of the date hereof, and we disclaim any intention and have no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Highlights

•
In January, preclinical findings demonstrating that VP025, the lead candidate from our VP series of drugs, provides a significant neuroprotective effect in a model of Parkinson’s disease were published in the European Journal of Neuroscience (Vol 27, pp.294-300, 2008).

•
The results from the phase III ACCLAIM trial of our Celacade System in patients with chronic heart failure were published in the January 19th issue of The Lancet (Lancet 2008; 371: 228-36), a world-leading medical journal.  As we previously reported, while the trial did not meet its primary endpoint, a key finding from the ACCLAIM trial was a 39% reduction in the risk of death or cardiovascular hospitalizations for a large pre-specified subgroup of patients with NYHA Class II heart failure who received Celacade therapy, compared to patients receiving placebo.

1 Celacade is a trade-mark owned by Vasogen Ireland Limited, a wholly-owned subsidiary of Vasogen Inc., and is used with permission.

•
On March 14, 2008, we had a teleconference with the FDA to discuss and clarify the recent comments from the agency regarding the use of a Bayesian approach for ACCLAIM II, a clinical trial which is being planned to support an application for U.S. market approval of the Celacade System for the treatment of patients with New York Heart Association (“NYHA”) Class II heart failure.  The teleconference with the FDA follows our announcement on March 3rd, stating that the FDA disagrees with the use of a Bayesian approach for the planned ACCLAIM II study.   This is contrary to the FDA’s original communication to us recommending a Bayesian study design.  We have prepared and submitted a written response to the FDA’s comments with respect to the use of a Bayesian approach in ACCLAIM II.

•
Grupo Ferrer Internacional, S.A. (“Ferrer”), our European marketing partner, has the right to market Celacade for the treatment of chronic heart failure in certain countries of the European Union (“E.U.”) and Latin America.  Celacade has already received E.U. regulatory approval as a medical device under the CE Mark, which enables marketing of Celacade for the treatment of chronic heart failure in the 27 member countries of the E.U.  Celacade is also the only CE Mark approved product that specifically targets the destructive chronic inflammation underlying the development and progression of heart failure.  Under the CE Mark in Europe, Celacade is approved for the treatment of all NYHA Class II patients and NYHA Class III, & IV heart failure patients who do not have a history of prior heart attack.   We currently expect that the first clinical sites in Germany will be in a position to offer Celacade therapy to patients in April 2008.

OVERVIEW

We are a biotechnology company engaged in the research and commercial development of therapies designed to target the destructive inflammatory process associated with the development and progression of cardiovascular and neurodegenerative disorders. Our lead product, Celacade, is designed to activate the immune response to apoptosis - an important physiological process that regulates inflammation.  Celacade has received European regulatory approval under the CE Mark for chronic heart failure and is being marketed in the E.U. by Ferrer.  Celacade is also in late-stage clinical development for the treatment of chronic heart failure in the United States. Vasogen is also developing a new class of drugs for the treatment of certain neuro-inflammatory disorders. VP025 is the lead candidate from this new class of drugs.

The following table sets out the stage of development for each of our programs:

Product	Indications	Development Status

Celacade	Chronic heart failure	- Phase III results published
- Study in planning stages for the purpose of US regulatory approval
- E.U. commercialization activities ongoing

VP025	Neuro-inflammatory conditions	- Phase I completed

VP015	Inflammatory conditions	- Preclinical

OUR GOAL

Our goal is to develop and commercialize new technologies targeting the chronic inflammation underlying cardiovascular and neurological diseases.  We plan to achieve our goal by pursuing the following strategies: developing products that address unmet medical needs, forming strategic alliances with companies to support the commercialization of our products, and continuing to build a portfolio of new technologies targeting inflammatory disorders.

RESULTS OF OPERATIONS

We are a development-stage enterprise that currently dedicates our cash resources mainly to research and development (“R&D”) activities and to the initial commercial launch of Celacade in Europe.  Our products have not yet been approved by regulatory authorities in all relevant jurisdictions including the United States.

Research and Development

The changes in R&D expenses, and their key components, for the three months ended February 29, 2008 and February 28, 2007 are reflected in the following table:

R&D expenses (in thousands of dollars, except percentages)	2008	2007	Increase/ (Decrease)

Celacade program costs:	$1,732	$1,878	$(146)

Preclinical costs	$700	$682	$18

Intellectual property costs	$299	$378	$(79)

Other	$47	$85	$(38)
Total R&D	$2,778	$3,023	$(245)

R&D expenses as a percentage of the sum of R&D and General and Administration expenses	51%	46%	5%

Program Costs

The majority of the decrease in our R&D expenses for the three months ended February 29, 2008, when compared with the same period in 2007, resulted from a reduction of program costs.

Program costs consist of direct and indirect costs.  Direct costs to support trials include expenses for clinical site fees, project management, study monitoring, site close out, data management and analysis, and technology support.  Indirect costs to support these programs consist of salaries and benefits for employees who support the Celacade program, employee termination costs, professional fees, and other support costs.

Program costs have decreased in the three months ended February 29, 2008 compared to the same period in 2007, as a result of reduced stock compensation expense for employees as a result of terminations.  These options, which were expensed in the first quarter of 2007, are no longer being expensed as the employees that received these option grants are no longer with the Company.

During 2008, program costs were incurred for the preparation of initial commercial development of Celacade in Europe and for planning in anticipation of a study that is expected to support an application for regulatory approval in the United States of Celacade technology for the treatment of patients with NYHA Class II heart failure.

A more detailed summary of our programs is provided below.

CELACADE Program

Inflammation is implicated in the development and progression of heart failure.  Our Celacade System targets the inflammation underlying chronic heart failure.

The double-blind, placebo-controlled ACCLAIM trial completed in 2006, studied 2,408 subjects with chronic heart failure at 175 clinical centers in seven countries.  ACCLAIM was designed to assess the ability of Celacade to reduce the risk of death or first cardiovascular hospitalization.  Patients included in the study had NYHA Class II, III, or IV heart failure with a left-ventricular ejection fraction (LVEF) of 30% or less and had been hospitalized or received intravenous drug therapy for heart failure within the previous 12 months, or had NYHA Class III/IV heart failure with a LVEF of less than 25%.

The results of the ACCLAIM trial were published in the January 19, 2008 issue of The Lancet (Lancet 2008; 371: 228-36), a world-leading medical journal.  The authors state that:  “Non-specific immunomodulation [Celacade] may have a role as a potential treatment for a large segment of the heart failure population, which includes patients without a history of myocardial infarction (irrespective of their functional NYHA class) and patients within NYHA class II.”

The difference in time to death or first cardiovascular hospitalization, the primary endpoint of ACCLAIM, for the intent-to-treat study population was not statistically significant (p=0.22); however, the risk reduction directionally favored the Celacade group (hazard ratio=0.92).

Despite missing the primary endpoint of the  ACCLAIM trial, Celacade was shown to significantly reduce the risk of death or first cardiovascular hospitalization by 39% in a pre-defined subgroup of patients with NYHA Class II heart failure at baseline (n=689 patients, 216 events, p=0.0003) and, in a pre-defined subgroup of patients with no prior history of heart attack at baseline, Celacade was also shown to significantly reduce the risk of death or first cardiovascular hospitalization by 26% (n=919 patients, 243 events, p=0.02).  Furthermore, consistent with the impact of Celacade on the risk of mortality and morbidity in large subgroups within the ACCLAIM trial was the finding of a significant improvement in quality of life (as measured by the Minnesota Living with Heart Failure Questionnaire) for the patients assessed for quality of life in the intent-to-treat study population (p=0.04).  Celacade was also shown to be well tolerated in the ACCLAIM patient population, and there were no significant between-group differences for any serious adverse events.

COMMERCIALIZATION OF CELACADE

Celacade has received E.U. regulatory approval as a medical device under the CE Mark, which enables marketing of Celacade for the treatment of chronic heart failure in the 27 member countries of the E.U.  Celacade is also the only CE Mark approved product that specifically targets the destructive chronic inflammation underlying the development and progression of heart failure.  Under the CE Mark in Europe, Celacade is approved for the treatment of all New York Heart Association Class II patients and NYHA Class III, & IV heart failure patients who do not have a history of prior heart attack.

During 2007, we completed a collaboration agreement (the “Agreement”) with Ferrer to commercialize Celacade for the treatment of chronic heart failure in certain countries of the E.U. and Latin America.  Under the Agreement, Ferrer will have the exclusive rights to market Celacade for the treatment of chronic heart failure and other cardiovascular conditions in certain countries of the E.U. and Latin America.    Ferrer has also acquired the right of first negotiation with respect to the remaining countries of the E.U.  In accordance with the terms of the Agreement, we expect to receive a marketing plan from Ferrer in April 2008.

Under the Agreement, the commercial launch strategy for Celacade in Europe involves an initial commercialization phase (ICP), during which Ferrer will target key physicians to build support for expanded use of Celacade within the broader medical community.  Based on Ferrer’s current plan, the ICP is expected to conclude no later than September 1, 2008.  Under the terms of the Agreement, we are responsible for the cost of delivering the Celacade technology to Ferrer, as required, based on orders received, which includes the Celacade single-use disposable cartridges required for the delivery of each Celacade monthly treatment. During the ICP, Ferrer will pay us a fixed amount for the disposable cartridges and, following the successful completion of the ICP, and upon the first commercial sale as defined in the Agreement, we will receive 45% of revenues generated by Ferrer through the sale of the cartridges.  After a period five years from the date of the first commercial sale on a country-specific basis, our share of the revenues will be 42%.  Following the ICP, we expect to receive milestone payments, based on the first commercial sale of Celacade on a country-specific basis, and we expect to receive milestone payments on reaching pre-specified thresholds based on overall sales.  Also under the terms of the Agreement, Ferrer will be financially responsible for costs associated with the launch and marketing of Celacade.   Our agreement with Ferrer is available on SEDAR and EDGAR.

In December 2007, Ferrer received initial orders for Celacade devices from clinical sites in Germany and in January 2008, the Celacade devices were installed at these sites. Prior to providing these sites with an initial supply of disposable cartridges, Ferrer had to finalize certain quality-related processes, such as site training, vigilance, and service procedures. These procedures have been finalized and we expect that the sites will be in a position to offer patients Celacade therapy in April 2008.  Given our current lack of visibility with respect to the number of patients that physicians will treat with Celacade or the rate at which they will begin treating patients, we have not provided any guidance with respect to revenues from European commercialization activities.

ONGOING CELACADE RESEARCH AND DEVELOPMENT

At a meeting with the FDA to discuss the ACCLAIM results in May 2007, the agency recommended that we conduct a study (which we have named ACCLAIM II) to support a U.S. Pre-Market Approval (“PMA”) filing for Celacade for NYHA Class II heart failure patients and also recommended that we use a Bayesian statistical approach.  This approach involves a trial design methodology that may allow for the utilization of prior trial results to contribute to the statistical power of a study and therefore potentially provides the opportunity to reduce the number of required patients, as well as the cost and duration of a study.

As a result of the FDA’s recommendation that we use a Bayesian approach for ACCLAIM II, we retained Berry Consultants and Dr. Donald A. Berry, Head, Division of Quantitative Sciences and Chairman, Department of Biostatistics, The University of Texas MD Anderson Cancer Center, and a world recognized authority in the area of Bayesian and adaptive trial design, to assist with the development of ACCLAIM II.   We have also established a Steering Committee for ACCLAIM II led by James B. Young, MD, Chairman, Division of Medicine at the Cleveland Clinic Foundation and Medical Director, Kaufman Center for Heart Failure, appointed Chairs for the Data and Safety Monitoring Board and Central Endpoint Committee, and have drafted the key trial documents necessary to initiate the trial. We have also engaged a CRO and have identified and received interest from many North American-based clinical sites to participate in the study.  The majority of these sites participated in the first ACCLAIM trial and were selected on the basis of their ability to quickly recruit patients and conduct high quality research.  We have also been working with the FDA to attain their input into the design of ACCLAIM II.

In preparation for ACCLAIM II, the FDA decided to review their jurisdiction designation for Celacade.  The Celacade System was previously regulated as a medical device with the Center for Devices and Radiological Health (CDRH) acting as lead reviewer, with input from Center for Biologics Evaluation and Research (CBER).  The FDA required several months to complete their jurisdictional review, resulting in delays in receiving further comments on the design of ACCLAIM II. As a result of this review, the FDA eventually concluded that Celacade will remain regulated as a medical device; however, CBER will take on the position of lead reviewer with CDRH providing input. The transition process from CDRH to CBER was completed on February 29, 2008.

As part of the transition to CBER, CDRH communicated to us that they disagree with the use of a Bayesian approach because of a concern with recruiting a heterogeneous study population between ACCLAIM and ACCLAIM II.   This is contrary to the FDA’s original communication to us recommending a Bayesian study design. On March 14, 2008, we had a teleconference with the FDA to clarify the issues raised by the agency.   Having discussed with the FDA their concerns we have prepared and submitted a written response to the FDA’s comments with respect to the use of a Bayesian approach in ACCLAIM II.    We have no assurance that the FDA will agree with our position with respect to a Bayesian approach for ACCLAIM.  If the FDA does not agree with our position, or if the process to reach a decision will take an extended period of time, this will result in a significant delay in, or perhaps a change in our plans to proceed with the initiation of ACCLAIM II.

VP025 & VP Series of Drugs Program

VP025, our lead product from a new class of drugs called the VP series of drugs, is being developed to target the chronic inflammation that is associated with a number of neurological diseases.  Many neurological conditions, including Alzheimer’s disease, Parkinson’s disease, and amyotrophic lateral sclerosis (ALS, also known as Lou Gehrig’s disease), are associated with an inflammatory response in the nervous system.  These conditions are characterized by increased levels of inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity.  Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social, and financial burden.

Our current plan is to continue to advance the development of VP025 and VP series of drugs in the areas of neuro-inflammation and other inflammatory conditions. We also plan to seek collaborations for one or more of these applications to assist with the clinical and commercial development of these products.

We have also completed a considerable amount of preclinical work that has demonstrated the ability of VP025 to reduce inflammation in models of a number of neurodegenerative diseases, including Parkinson’s disease, Alzheimer’s disease, ALS, and diabetic retinopathy.  As previously reported, we made a decision to limit resources assigned to the development of our VP series of drugs in order to focus key resources on our Celacade program.  We continue to work preclinically with VP025 to try and optimize the manufacturability of the product to support further clinical development.   If we are unable to optimize the manufacturability of VP025 to support further clinical development, it may significantly impair our ability to advance this program.

Preclinical Costs

Our preclinical research programs are focused on developing a new class of drugs, of which VP025 is the lead candidate, and on supporting our Celacade program.

The R&D expenses associated with preclinical research activities during the three months ended February 29, 2008 and 2007 were primarily the result of preclinical work related to optimizing the manufacturability of VP025 and the VP series of drugs.  Preclinical expenditures consist of salaries and benefits for employees who support the preclinical activities and costs to the medical institutions to whom our research is outsourced. Preclinical costs for the three months ended February 29, 2008 are comparable to the same period in 2007.

Intellectual Property

Our research and development initiatives have resulted in the filing of numerous patent applications.  We own patents and patent applications relating to our products and technologies in the United States and other jurisdictions around the world.  Our intellectual property expenditures primarily consist of fees paid to patent offices worldwide and to external patent counsel.  These costs are included in R&D expense and are expensed as incurred.  These costs are a result of advancing our patent protection into additional countries through filing international patent applications, and additional patent and trademark activities associated with protecting our existing technologies, as well as new discoveries and developments resulting from our research and development programs.  The costs for the three months ended February 29, 2008 have decreased when compared with the costs for the same period in 2007.  The reduced patent costs are largely due to a combination of a greater proportion of the patent prosecution work being done in-house and patent applications maturing to patents.

Nature and Treatment of Expenses

We expense R&D costs.  The majority of our research is outsourced to medical institutions, under contractual agreements, for which expenditures are settled with cash payments that are aligned with the achievement of pre-defined activities.

The costs of our prepaid clinical supplies are deferred, on the basis that these supplies have future alternative uses related to the various clinical applications of our Celacade technology, and are expensed as they are shipped to outsourced research centers or clinical sites.

The cost of our acquired technology, representing part of our platform medical device technology, was amortized on a straight-line basis over 20 years in recognition of the term of the acquired patent.  As of November 30, 2007, the net book value of our acquired technology was nil.

Our ability to recover the carrying value of our clinical supplies is impacted by several factors, including, but not limited to, the progress of clinical trials, our ongoing ability to fund clinical trials, feedback and decisions from health regulators regarding clinical trial results and reimbursement, ongoing technological improvements, technological obsolescence, the timing of product launch, the development of our patent portfolio, the ability to defend any claims made by third parties against our intellectual property, and our financial ability to challenge those third parties who may infringe our intellectual property.  Based on analysis to date, we believe that the results of the phase III ACCLAIM trial warrant efforts to advance the development of Celacade and that the value of our clinical supplies is recoverable.

General and Administration

The changes in general and administration expenses, and their key components, for the three months ended February 29, 2008 and February 28, 2007 are reflected in the following table:

General and Administration expenses (in thousands of dollars)	2008	2007	Increase/ (Decrease)

Infrastructure and other support costs	$2,019	$2,970	$(951)

Insurance	$189	$300	$(111)

Professional fees	$473	$318	$155

Total General and Administration expenses	$2,681	$3,588	$(907)

Infrastructure and other support costs include salaries and related employee costs for those employees not directly involved in research and development, facility-related and information technology expenses for all employees, and restructuring costs.  These costs have decreased in the three months ended February 29, 2008 when compared to the same period in 2007, as a result of a reduced level of activity required to support the current operations. The cost reduction is primarily driven by the decrease in full-time employees to 104 as at February 29, 2008. There were 118 full-time employees as at February 28, 2007.  Insurance costs decreased in the three months ended February 29, 2008 when compared to the same period in 2007, as a result of market conditions at renewal and a reduction in liability insurance for our directors and officers, both of which impacted our insurance premiums on renewal.  The total amount of the insurance coverage provided to our directors and officers decreased to US$20.0 from US$25.0 million.  Professional fees, which include expenses for legal, tax, accounting, and other specialized services, increased from 2007 mainly due to an increase in legal fees associated with additional external legal services that were required in the quarter.  These additional costs are offset by savings in salaries that were included in infrastructure and other support costs in the prior year, but not incurred in the current quarter.

During the first quarter of 2008, while G&A expenses did decrease, this was not in direct proportion to R&D expenditures.  This is because there are G&A expenses associated with salaries and related employee costs for employees not directly involved in research and development.  However, the G&A expense is lower than the prior year as a result of employee terminations that occurred in the prior year.

Foreign Exchange

The foreign exchange gain or loss for the three months ended February 29, 2008 and February 28, 2007 is reflected in the following table:

Foreign Exchange (in thousands of dollars)	2008	2007	Increase/ (Decrease)

Foreign exchange loss (gain)	$203	$(134)	$337

We are holding U.S. dollars directly to make payments for R&D and operating expenditures denominated in U.S. dollars. At February 29, 2008, we held U.S. dollar denominated securities in the amount of US$11.8 million (see “Liquidity and Capital Resources” section).  As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay these U.S. dollar denominated expenses.

Our statement of operations includes a foreign exchange loss for the three months ended February 29, 2008 that arose as a result of the strengthening of the Canadian dollar, our functional currency, relative to the U.S. dollar, during this period.  The period-end conversion rate from the U.S. dollar to the Canadian dollar for February 29, 2008 was 0.9844, compared to the conversion rate for November 30, 2007 of 1.000.   Our statement of operations includes a foreign exchange gain for the three months ended February 28, 2007 that arose as a result of the weakening of the Canadian dollar relative to the U.S. dollar, during this period.  The period-end conversion rate from the U.S. dollar to the Canadian dollar for February 28, 2007 was 1.1698, compared to the conversion rate for November 30, 2006 of 1.1422.   Any losses resulting from cash being held in U.S. dollars have been partially offset by gains on liabilities that are denominated in U.S. dollars.

Investment Income

Investment income for the three months ended February 29, 2008 and February 28, 2007 is reflected in the following table:

Investment Income (in thousands of dollars)	2008	2007	Decrease

Investment income	$342	$352	$(10)

Investment income for the three months ended February 29, 2008 was comparable with the same period in 2007.

Other expenses

Other expenses for the three months ended February 29, 2008 and February 28, 2007 are reflected in the following table:

Other expenses (in thousands of dollars)	2008	2007	Increase/ (Decrease)

Interest expense	$0.0	$5	$(5)

Accretion in carrying value of senior convertible notes payable	$0.0	$692	$(692)

Amortization of deferred financing costs	$0.0	$145	$(145)

Loss (gain) on extinguishment of senior convertible notes payable	$0.0	$1,284	$(1,284)

Change in value of embedded derivatives	$0.0	$(573)	$573

Total	$0.0	$1,553	$(1,553)

We had no Other Expenses for the three months ended February 29, 2008, when compared to the same period in 2007, as a result of the outstanding balance of the senior convertible notes being fully repaid during the second quarter of 2007.  Other expenses associated with the senior convertible notes were primarily non-cash expenses.

Loss and Comprehensive Loss

The loss for the three months ended February 29, 2008 and February 28, 2007 is reflected in the following table:

Loss (in thousands of dollars, except per-share amounts)	2008	2007	Decrease

Loss	$5,320	$7,678	$2,358

Loss per share	$0.24	$0.47	$0.23

The loss for the three months ended February 29, 2008 has decreased when compared with the same period in 2007.  A key driver of this decrease was a $1.6 million reduction in expenses resulting from the repayment of the senior convertible notes in April 2007, and lower infrastructure and other support costs driven by lower employee numbers in 2008.

TREND INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following table presents unaudited selected financial data for each of the last eight quarters ended February 29, 2008:

	Loss for the period	Basic and diluted	Foreign exchange
	(000’s)	loss per share	gain/(loss) (000’s)

February 29, 2008	($5,320)	($0.24)	($203)

November 30, 2007	($6,058)	($0.27)	($777)
August 31, 2007	($5,347)	($0.24)	($242)
May 31, 2007	($9,694)	($0.54)	($1,092)
February 28, 2007	($7,678)	($0.47)	$134

November 30, 2006	($10,024)	($0.89)	$56
August 31, 2006	($14,566)	($1.55)	$12
May 31, 2006	($22,438)	($2.59)	($169)

Our R&D and general and administration expenses for the last three quarters have been comparable; therefore changes to our losses for the period have been impacted by foreign exchange losses and interest income.  Our current quarterly losses over the last three quarters have decreased when compared to the other periods reported as a result of the gradual ramping down of clinical activity in our programs.  This reduction has also been driven by a reduction of expenses associated with the senior convertible notes.  Both of these factors are discussed in greater detail elsewhere in this document.  The operations of our Company are not subject to any material seasonality or cyclicality factors.  The quarterly losses for 2006 above do not include any adjustment to reflect the adoption of the recommendations of CICA Handbook Section 3855, “Financial Instruments - Recognition and Measurement” ("Section 3855”).  We adopted this amendment on a retroactive basis, without restatement, and it is discussed in greater detail in the November 30, 2007 annual consolidated financial statements.

First Quarter

The loss in the first quarter of 2008 decreased when compared to that in the fourth quarter of 2007 as a result of a reduced foreign exchange loss that arose as a result of the strengthening of the Canadian dollar, our functional currency, relative to the U.S. dollar, during the first quarter. R&D and general and administration expense for the first quarter was $5.5 million, compared with $5.6 million in the fourth quarter.

LIQUIDITY AND CAPITAL RESOURCES

Since our inception, we have financed our operations primarily from public and private sales of equity, the issuance of senior convertible notes, the exercise of warrants and stock options, and interest on funds held for future investments.  During three months ended February 29, 2008 and February 28, 2007, we did not receive funds from any of these activities.

Our common shares are traded on both the Toronto Stock Exchange and the NASDAQ Capital Market.  On March 12, 2008, our minimum bid price on the NASDAQ Capital Market fell below US$1.00 per share, and has remained below $1.00 per share since that time.  For continued listing, NASDAQ requires, among other things, that listed securities maintain a minimum bid price of not less than $US 1.00 per share.  If the share price remains below the US$1.00 minimum for more than 30 consecutive trading days, we will have one hundred and eighty days to satisfy the US$1.00 minimum bid price, which must be maintained for a period of ten days in order to regain compliance.  If our common shares are delisted from the NASDAQ Capital Market, it will likely impair our ability to obtain financing in the future.

As at November 30, 2007 and at February 29, 2008, the total number of common shares outstanding was 22.4 million.  The number of employee stock options outstanding at February 29, 2008 is 1.8 million. The conversion rate of the options is on a one-to-one basis for common shares.  The number of warrants outstanding at February 29, 2008 is 6.5 million. The conversion rate of the warrants is on a one-to-one basis for common shares, excluding 0.5 million warrants that have been issued to the note holders, which are now convertible into common shares at a rate of approximately 2.2 common shares for one warrant.

As at April 3, 2008, we have 22.4 million common shares outstanding; 2.0 million options to purchase common shares outstanding; and 6.5 million warrants to purchase 7.1 million common shares.

The comparative information for the Shareholders’ Equity section in our financial statements has been adjusted to give effect to the 10:1 share consolidation that was approved by the Company’s shareholders on April 3, 2007, and implemented on April 17, 2007, as directed by the Board of Directors.

At February 29, 2008, our cash and cash equivalents totaled $19.9 million, compared with $23.5 million at November 30, 2007.  The decrease is a result of the cash used in operations during the three months ended February 29, 2008.  We invest our cash resources in liquid government and corporate debt instruments having a single “A” credit rating or greater.  We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to interest rates on our investments, owing to the relative short-term nature of the investments. We currently hold our cash resources in investments issued and guaranteed by major Canadian financial institutions.

We are exposed to changes in foreign exchange rates between the Canadian and U.S. dollars, which could affect the value of our cash and cash equivalents.  At February 29, 2008, we held U.S. dollar denominated securities in the amount of US$11.8 million.  As our functional or measurement currency is the Canadian dollar, U.S. dollar exchange rate fluctuations may have a significant impact from an accounting perspective, but they do not impair or enhance our ability to pay U.S. dollar denominated expenses.    In November 2007, we purchased Canadian dollars totaling $12.5 million for US$12.9 million, and concurrently entered into a forward contract to purchase the U.S. dollars back in December 2007.  The Canadian dollars were acquired to enable us to invest our cash resources in Canadian investments; however, the forward contract enabled us to preserve our U.S. funds, even when converted to Canadian dollars.  Our U.S. funds will be used to cover future expenditures denominated in U.S. dollars. This forward contract matured in December 2007.

Our net cash used in operating activities for the three months ended February 29, 2008, was $3.4 million, compared with $9.0 million for the three months ended February 28, 2007.  For the three months ended February 29, 2008, other than our losses, changes in our tax credits recoverable as a result of the collection of prior year amounts that were owed to us, had the most significant impact on our cash used in operations.  For the three months ended February 28, 2007, other than our losses, the payment of accounts payable and accrued liabilities within working capital, partially offset by the addback of non-cash charges associated with the senior convertible notes payable, had the most significant impact on our cash used in operations.

Based on our current plans, we will need to raise additional funds for ongoing operating costs to support European commercialization activities, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market, particularly for ACCLAIM II, or to potentially establish marketing, sales, and distribution capabilities.  We may endeavor to secure additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, the issuance of new share capital, new debt, and our European commercialization activities, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. There can be no assurance that additional financing will be available and, if available, will be on terms acceptable to us.  The availability of financing will be affected by the results of our preclinical and clinical research, including the ACCLAIM trial which failed to reach its primary endpoint, our ability to advance the development of Celacade and obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology companies), the status of our listing on the NASDAQ market, strategic alliance agreements, and other relevant commercial considerations. Note 1 to our financial statements for the three months ended February 29, 2008, includes a statement regarding our future operations.  If we cannot secure additional financing, or secure additional financing on terms that would be acceptable to us, we will have to significantly reduce our operating expenses and consider various strategic alternatives which may include among other strategies postponing ACCLAIM II, stopping or slowing our commercialization activities in Europe, seeking to in- or out-license assets, and potential asset acquisitions or divestitures.  We expect that we will be required to raise additional funds and/or to reduce operating expense in order to continue to operate.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses during the reporting period. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the annual consolidated financial statements.  Critical accounting estimates include the amount of development expenditures expensed as opposed to capitalized; the fair value of options and common share purchase warrants; the testing for recoverability of long-lived assets; the allocation of proceeds on the issuance of senior convertible notes between liabilities and equity; and the income tax valuation allowance.

We expense research costs as they are incurred.  Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization.  We have not capitalized any such development costs to date.  We have capitalized amounts related to our clinical supplies inventory.  This inventory will be used to generate revenue in the E.U. and to support future research and development projects.

We periodically review the useful lives and the carrying values of our long-lived assets.  We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired.  An impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.  Based on analysis to date, we believe that the results of the phase III ACCLAIM trial warrant efforts to advance the development of Celacade and that the value of our long-lived assets is recoverable.

The senior convertible notes originally contained both a liability and an equity component; the latter represented by the conversion option.  In accordance with Canadian GAAP, the components of the convertible notes must be bifurcated and accounted for separately as debt and equity instruments.  The warrants are separable from the notes and are accounted for as an equity instrument.  The proceeds received were allocated to the debt and equity components of the convertible notes and to the initial warrants on a relative fair value basis.  As a result of adopting Handbook Section 3855, “Financial Instruments - Recognition and Measurement,” the gross proceeds of $47.0 million were reallocated as follows: $32.2 million to the debt, $8.8 million to the equity component, $4.3 million to the warrants, and $1.7 million to the embedded derivatives.  Each reporting period, the Company was required to accrete the carrying value of the liability portion of the convertible notes such that at maturity the carrying value of the notes was their face value.

We have a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits.  In view of the recent net losses and expected future losses, we are of the opinion that it is unlikely that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Accordingly, no future income tax assets or liabilities are recorded on the balance sheets.

Accounting Policy Changes

Effective December 1, 2007, we adopted the recommendations of ‘The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 1535, Capital Disclosure (“Section 1535”).  The new standard requires an entity to disclose information to enable users of its financial statements to evaluate the entity’s objectives, policies and processes for managing capital.  Disclosure requirements pertaining to Section 1535 are contained in note 12 to the unaudited interim consolidated financial statements.

Effective December 1, 2007, we adopted the recommendations CICA Handbook Section 3862, Financial Instruments - Disclosure (“Section 3862”). The new standard provides standards for disclosures about financial instruments, including disclosures about fair value and the credit, liquidity and market risks associated with the financial instruments.  This adoption required additional disclosures in the notes to the financial statements found in note 13 to the unaudited interim consolidated financial statements.

Effective December 1, 2007, we adopted the recommendations CICA Handbook Section 3863, Financial Instruments - Presentation (“Section 3863”).  The adoption of this standard did not have an impact on our financial disclosures.

Recent Accounting Pronouncements Issued But Not Yet Adopted

Inventories
In May 2007, the AcSB issued Section 3031, which supersedes existing guidance on inventories in Section 3030, Inventories. This standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of LIFO, the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs, and the reversals of write-downs are required to be disclosed.

This standard is effective for interim and annual periods beginning on December 1, 2008.  We are currently assessing the impact that this Section will have on our consolidated financial statements.

General Standards of Financial Statement Presentation
In May 2007, the AcSB amended Section 1400, General Standards of Financial Statement Presentation, to change the guidance related to management's responsibility to assess the ability of the entity to continue as a going concern.  Management is required to make an assessment of an entity's ability to continue as a going concern and should take into account all available information about the future, which is at least, but is not limited to, 12 months from the balance sheet dates.  Disclosure is required of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern.

These amendments are effective for the Company for interim and annual periods beginning on December 1, 2008. We are currently assessing the impact that this Section will have on our financial position and results of operations.

Goodwill and Intangible Assets
In 2008, CICA issued Handbook Section 3064, Goodwill and Intangible Assets (CICA 3064). CICA 3064, which replaces Section 3062, Goodwill and Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company’s interim and annual consolidated financial statements for periods commencing December 1, 2008. The Company is assessing the impact of the new standard on its consolidated financial statements.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We have no debt, guarantees, off-balance sheet arrangements, or capital lease obligations. Other long-term obligations are discussed below.

Contractual Obligations

We have granted royalties to arm’s-length third parties based on gross amounts receivable by us from future commercial sales of our Celacade technology, aggregating 1.5% on all sales, to a maximum royalty of $1.3 million per annum and an additional 2% with respect to revenue derived from certain applications of this technology, to a maximum royalty of $5.0 million per annum.  To date, no royalties are due and/or payable.   There is no significant change in the operating lease obligations from what was disclosed in the November 30, 2007 Management’s Discussion and Analysis.

As discussed in the “Liquidity and Capital Resources” section above, in November 2007, we purchased Canadian dollars totaling $12.5 million for US$12.9 million, and concurrently entered into a forward contract to purchase the U.S. dollars back in December 2007.  This forward contract matured in December 2007.

RELATED PARTY TRANSACTIONS AND INTERESTS OF MANAGEMENT IN MATERIAL TRANSACTIONS

There are no related party transactions or interests of management in material transactions.

RISKS AND UNCERTAINTIES

Our products are in development, have not yet been approved by regulatory authorities in all relevant jurisdictions, and do not have a commercial market history. Our business entails significant risks, including the market uptake and commercial viability of our products, adequacy, timing, and results of our clinical trials, requirements for additional trials, as well as the size and design of such trials, our collaboration with Ferrer in Europe, the costs and time involved in obtaining the required regulatory approvals or setbacks in the regulatory approval process, our current reliance on primarily one product, the adequacy of our patent protection, the uncertainties involved in preclinical and clinical testing, the availability of capital to continue development and commercialization of our products, and competition from pharmaceutical, biotechnology, and medical device companies.  There can be no assurance that our ongoing preclinical or clinical research activities will provide positive outcomes or that the results of clinical trials that we may conduct in the future will meet the desired clinical endpoints established in the clinical study protocols. For example, the ACCLAIM trial results announced on June 26, 2006, showed that Celacade did not meet the primary endpoint of the study.    There can be no assurance that we will be successful in obtaining necessary regulatory approvals for our products in a timely manner or at all, including for Celacade, or, once having obtained approvals, in maintaining them.  There can also be no assurance that we will be successful in marketing and distributing our products, or achieving appropriate reimbursement from government or private health authorities.  We have also not yet demonstrated the ability to manufacture a product commercially in large volumes.

We set goals for and make public statements regarding timing for the completion of objectives material to our success, such as the commencement and completion of clinical trials and anticipated regulatory submission or approval dates, plans for continued development, plans for forming strategic alliances, and plans for commercialization.  The actual timing and outcome of these events can vary dramatically as a result of factors such as delays or failures in our clinical trials, requirements for additional trials, the uncertainties inherent in the regulatory approval process, and delays in achieving product development, manufacturing, partnering or marketing milestones necessary to commercialize our products. There can be no assurance that clinical trials that we may conduct in the future will be completed as planned, that results from clinical trials will be sufficiently robust to warrant submissions for regulatory approval, that we will make regulatory submissions or receive regulatory approvals as planned, or that we will be able to adhere to our schedule for the scale-up of manufacturing and launch of any of our products.  If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

We will need to raise additional funds for ongoing operating costs to support European commercialization activities, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market, particularly, for ACCLAIM II, or to potentially establish marketing, sales and distribution capabilities.  We may endeavor to secure additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, the issuance of new share capital, new debt, and our European commercialization activities, as well as through other financing opportunities including seeking to in- or out-license assets, and potential asset acquisitions or divestitures. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms.  The availability of financing will be affected by the results of our preclinical and clinical research, including the ACCLAIM trial, which failed to reach its primary endpoint, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology companies), the liquidity of our common shares and the status of our listing on the NASDAQ market, strategic alliance agreements, and other relevant commercial considerations.

A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form for the year ended November 30, 2007 and subsequent public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are highly dependent upon our ability to secure additional funds to support activities to commercialize our lead product, Celacade, and advance the development of our product candidate, VP025.    These activities include conducting another clinical trial of Celacade to support submissions for regulatory approvals and to support the adoption of Celacade for the treatment of certain heart failure patients where Celacade is already approved.  Potential sources of capital include equity or debt financings, payments from strategic partners, our European commercialization activities, or strategic partners who would fund directly some or all of the costs of development or commercialization, as well as other financing opportunities.  The availability of financing will be affected by the results of our preclinical and clinical research, including the ACCLAIM trial which failed to reach its primary endpoint, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally (with particular reference to biotechnology companies), the liquidity of our common shares and the status of our listing on the NASDAQ market, strategic alliance agreements, and other relevant commercial considerations. Our cash outflows are currently expected to consist primarily of payroll and facilities costs, insurance, public company expenses, and external expenses related to the development of our products.  Note 1 to our financial statements for the three months ended February 29, 2008, includes a statement regarding our future operations.  If we cannot secure additional financing, or if we cannot secure additional financing on terms that would be acceptable to us, we will have to significantly reduce our operating expenses and consider various strategic alternatives which may include among other strategies postponing ACCLAIM II, stopping or slowing our commercialization activities in Europe, seeking to in- or out-license assets, and potential asset acquisitions or divestitures.  We expect that we will be required to raise additional funds and/or to reduce operating expense in order to continue to operate.

We have CE Mark regulatory approval for our Celacade medical device technology in Europe.  This regulatory approval enables us to place this technology on the market in the 27 member countries of the E.U.  During the second quarter of 2007, we announced a collaboration with Ferrer, to commercialize our Celacade System for the treatment of chronic heart failure in certain countries of the E.U. and Latin America.  In December 2007, Ferrer had received initial orders for our Celacade System in Germany.  Based on the ACCLAIM results and the outcome of our discussions with the FDA regarding the next steps in the development of our Celacade System, we intend to pursue further strategic alliances with healthcare companies in other jurisdictions.  However, there can be no assurance that our partnering efforts will be successful or, that a commercial launch of our Celacade System will occur or be successful.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

Additional information relating to us, including our Annual Information Form for the year ended November 30, 2007, is accessible on our website, www.vasogen.com, and on SEDAR and EDGAR.